Entourage Mining Ltd.
A Mineral Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C2B3
OTCBB: ENMGF

Telephone: 604-669-4367 Email: info@entouragemining.com Facsimile: 604-669-4368

Entourage Mining Ltd. Completes Private Placement

Corrected Press Release

Vancouver, B.C., June 12, 2009 – ENTOURAGE MINING LTD. (“Entourage” or the “Company”) is pleased to announce that the Company has closed a private placement of 4,037,500 units (the “Units”) at a price of USD$0.15 per Unit for a gross proceeds of USD$605,625 (the “Offering”). Each Unit consists of one common share of the Company (a “Share”) and one share purchase warrant (a “Warrant”) exercisable on or before June 12, 2010 at a price of USD$0.20 per Share. This press release corrects information provided in the Company’s press release issued earlier today, which inadvertently reported a smaller number of Units issued and gross proceeds of the Offering.

All Shares issued under the Offering and any Shares issuable on the exercise of the Warrants have a hold period expiring October 13, 2009 under applicable Canadian securities laws. The proceeds from the Offering will be used for general working capital purposes.

Entourage Mining Ltd. is a junior mining exploration Company based in Vancouver, British Columbia.

On behalf of the Board

“Gregory Kennedy”

Gregory Kennedy
President

Forward Looking Statement

Except for historical information contained herein, the statements in this Press Release may be forward looking statements. Forwardlooking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission as well as the Company's filings on the SEDAR continuous disclosure system in Canada.